UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Big Lots, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

089302103

(CUSIP Number)

Mill Road Capital III, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 089302103	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. Mill Road Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 157,351
	8.	Shared Voting Power
	9.	Sole Dispositive Power 157,351
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,351
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 089302103	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons. Mill Road Capital III GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 157,351
	8.	Shared Voting Power
	9.	Sole Dispositive Power 157,351
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,351
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 089302103	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 157,351
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 157,351

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,351
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 089302103	Page 5 of 7 Pages

This Amendment No. 2 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Big Lots, Inc., an Ohio corporation (the “Issuer”), filed by the Reporting Persons (as defined below) on March 15, 2022, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on June 1, 2022 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), further amends the Schedule 13D as follows:

1. Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 28,941,890 shares of Common Stock issued and outstanding as of September 2, 2022, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended July 30, 2022. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of October 25, 2022, unless otherwise indicated. Each Reporting Person’s cover page to this Schedule 13D is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 157,351 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 157,351 shares of Common Stock, or approximately 0.5% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 157,351 shares of Common Stock, or approximately 0.5% of the outstanding shares of Common Stock.

(c) No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from August 26, 2022 (the date 60 days prior to the filing of this Schedule 13D) to October 25, 2022:

Date of Sale	Shares Sold (#)	Sale Price per Share ($)
10/21/2022	335,600	$22.50
10/21/2022	839,900	$25.00

The above listed transactions were conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

(e) As of the date hereof, no Reporting Person is the beneficial owner of more than five percent of the outstanding shares of Common Stock.

CUSIP No. 089302103	Page 6 of 7 Pages

2. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 089302103	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 25, 2022

MILL ROAD CAPITAL III, L.P.

By:	Mill Road Capital III GP LLC,
its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL III GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact